



05035676

SECURIT _____ .SSION
Washington, D. C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

SEC FILE NUMBER
8-46369

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **JANUARY 1, 2004** AND ENDING **DECEMBER 31, 2004**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OFFICIAL USE ONLY

S G I, LLC   FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

111 BROADWAY – 12ᵗʰ Floor

R.E.C'D S.E.C.
FEB 2 8 ...

NEW YORK   **NEW YORK**   51l0006

| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

WALTER SCHUBERT, Member   **(212) 349 - 6100**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LERNER & SIPKIN, CPAs, LLP

132 Nassau Street, Suite 1023   **New York**   **NY**   **10038**

   X   Certified Public Accountant

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, *WALTER SCHUBERT*, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of *S G I, LLC.*, as of *DECEMBER 31, 2004*, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

X _____
Signature

_____
Title

X _____
Notary Public

This report** contains (check all applicable boxes):

(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Income (Loss).
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Independent Auditors' Report.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

NAME OF ORGANIZATION: _____*S G I, LLC*_____

ADDRESS: _____*111 Broadway, 12th Floor, New York, NY 10006*_____

DATE: _____**DECEMBER 31, 2004**_____

NEW YORK STOCK EXCHANGE, INC.
20 BROAD STREET - 23rd Floor
NEW YORK, N.Y. 10005

Att: Member Firms Department

Gentlemen:

WE, THE UNDERSIGNED **members or allied members** of *S G I, LLC* have caused an audit to be made in accordance with the prescribed regulations and have arranged for the prescribed financial report based upon such audit.

We hereby certify that, to the best of our knowledge and belief, the accompanying financial report prepared as of **DECEMBER 31, 2004** represents a true and correct financial statement of our organization and that the report will promptly be made available to those members and allied members whose signatures do not appear below.

I, **WALTER SCHUBERT**, swear that to the best of my knowledge and belief, the

accompanying financial statements and supporting schedule(s) pertaining to the Firm of

S G I, LLC, as of **DECEMBER 31, 2004**,

are true and correct. I further swear that neither the Company nor any partner, proprietor,

principal officer, director or member has any proprietary interest in any account classified

solely as that of customer, except as follows:

No Exceptions

(Signature)

C&O
_____
(Title)

(Notary Public)

SGI, LLC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Cash and cash equivalents (Note 2)	$ 31,911
Due from broker	115,397
Commissions receivable	233,694
Equipment and leasehold improvements - net of accumulated depreciation and amortization of $97,190	2,291
Other assets	51,089
Total assets	**$ 434,382**

LIABILITIES AND CAPITAL

Liabilities

Accounts payable and accrued expenses	$ 139,764
Loan payable (Note 5)	64,443
Total liabilities	204,207

Commitments and Contingencies (Notes 6 and 7)

Capital (Note 8)	230,175
Total liabilities and capital	$ 434,382

The accompanying notes are an integral part of this statement.

Note 1-   **Nature of Business**

SGI, LLC, a Limited Liability Company ("The Company") is registered as a broker-dealer with the Securities and Exchange Commission (the "SEC") for the purpose of conducting business on the floor of the New York Stock Exchange. Operations include the execution of transactions for nonmember organizations by means of a direct access phone system.

Note 2-   **Summary of Significant Accounting Policies**

a)   *Revenue Recognition*
Securities transactions (and the recognition of related income and expenses) are recorded on a trade date basis. Commission income and related expense are recorded on a settlement date basis. There is no material difference between settlement date and trade date.

b)   *Cash and Cash Equivalents*
For the purpose of the statement of cash flows, the Company considers demand deposited money market funds to be cash and cash equivalents. The Company maintains cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash.

c)   *Equipment*
Equipment is carried at cost and is depreciated over a useful life of 5-7 years using the straight-line method. Leasehold improvements are amortized over the remaining term of the lease.

d)   *Income Taxes*
Income taxes are not payable by, or provided for, the Company. Members are taxed individually on their share of Company earnings for federal and state income tax purposes. The accompanying financial statements have been adjusted to provide for unincorporated business tax based upon Company income. Included in other expenses is $18,952 for such tax.

e)   *Use of Estimates*
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

Note 3-   **Property, Equipment and Leasehold Improvements**
Property, equipment and leasehold improvements, at cost, consist of the following:

Furniture, fixtures and office equipment	$ 87,794
Computer equipment	11,687
	99,481
Accumulated depreciation and amortization	97,190
	$ 2,291

Note 4-   **Profit Sharing Plan**

The Company is a sponsor of a defined contribution profit sharing plan for its eligible employees. Contributions to the plan, if any, are determined by the employer and come out of its current accumulated profits.

The employer's contribution for any fiscal year shall not exceed the maximum allowable as a deduction to the employer under the provisions of the IRS Code Section 404, as amended, or replaced from time to time. For the year ended December 31, 2004 there were no contributions to the plan.

Note 5 -   **Loan Payable**

The Company has a revolving line of credit with Signature Bank, with an outstanding balance of $64,443 at December 31, 2004 and expiring on January 26, 2007. The interest rate for the loan is prime plus 1, 5.25% at December 31, 2004. Borrowings are collateralized by all of the Company's assets.

Note 6 -   **Commitments**

Seat Lease
The Company leases two seats on the New York Stock Exchange, Inc. One lease expires on August 6, 2005 and requires monthly payments of $14,333. The second lease expires on October 3, 2005 and requires monthly payments of $7,500.

The Company leases a third seat effective January 20, 2005, expiring on January 19, 2006, which requires monthly payments of $5,833.

Premises
The Company leases its premises under a lease expiring April 2014. The lease is subject to escalations for increases in utilities and other operating expenses. The aggregate minimum future payment under this lease during the years following December 31, 2004, are as follows :

2005	143,675
2006	146,548
2007	149,481
2008	153,467
2009	167,506
thereafter	765,751

The New York Stock Exchange, Inc.'s Division of Enforcement notified the Company of the commencement of an investigation of the 2001 report of examination of the Company.

The outcome of the investigation cannot presently be determined. Management intends to vigorously defend against any current or prospective claims made or pursued by the New York Stock Exchange, Inc.

Note 7-   **Financial Instruments with Off-Balance Sheet Credit Risk**

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers and other financial institutions. The Company introduces these transactions for clearance to another broker/dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing brokers internal guidelines. The Company monitors its customers activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions when necessary.

Note 8-   **Net Capital Requirement**

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 6-2/3%. At December 31, 2004, the Company had net capital of $137,778, which was $124,164 in excess of its required net capital of $13,614. The Company's net capital ratio was 148.21%.

A copy of the Firm's Statement of Financial Condition as of December 31, 2004, pursuant to SEC Rule 17a-5, is available for examination at the Firm's office and at the regional office of the SEC.



LERNER & SIPKIN

CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038   Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

INDEPENDENT AUDITORS' REPORT

To the Members of
SGI, LLC
111 Broadway
New York, N.Y. 10006

Gentlemen:

We have audited the accompanying statement of financial condition of SGI, LLC as of December 31, 2004. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition.. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of SGI, LLC, as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Lerner & Sipkin CPAs LLP
Certified Public Accountants (NY)

New York, NY
January 28, 2005